Ropes & Gray LLP

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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732

January 27, 2015

VIA EDGAR

Ms. Stephanie Hui

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 105 to the Registration Statement on Form N-1A
	Filing Date:	November 26, 2014

Dear Ms. Hui:

This letter is provided in response to oral comments provided to the undersigned by Ms. Stephanie Hui of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 13, 2015 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust” or the “Registrant”) filed on November 26, 2014. The Staff’s comments and the Trust’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments, or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A, Class B, and Class C Shares Prospectus and the Sterling Capital Funds Institutional and Class R Shares Prospectus.

Ms. Stephanie Hui	January 27, 2015

Fund Summary

Comment 1:

“Foreign Investment Risk” and “Emerging Market Risk” are listed in the Principal Risk discussion of the Sterling Capital Behavioral Large Cap Value Equity Fund; however, the Principal Strategy of the Fund does not discuss investments in foreign countries or emerging markets.

Response:	Foreign Investment Risk and Emerging Market Risk have been removed from the Fund’s description of principal risks, as they do not currently constitute principal risks of the Fund.

Comment 2:

Sterling Capital Mid Value Fund’s “Principal Strategy” section defines middle capitalization companies as those companies with market capitalizations between $1 billion and $30 billion. Please explain the basis for the $1 billion minimum market capitalization and the $30 billion maximum market capitalization and why the Registrant selected this capitalization range as opposed to a narrower capitalization range.

Response:

The Fund defines “middle capitalization companies” by an approximate reference to the Russell Midcap® Value Index (the Fund’s benchmark index). The capitalization range selected for the Fund is substantially similar to the constitution of the Russell Midcap® Value Index as of January 15, 2015 (e.g., as of such date, two names were above $30 billion and five names were below $1 billion in the Index), and as such the Registrant believes it is an appropriate range.

Comment 3:	Please confirm whether “Small Company Risk” should be listed as a principal risk of the Sterling Capital Mid Value Fund.

Response:

Small Company Risk has been added as a principal risk of the Fund. In addition, the following sentence has been added to the Fund’s Principal Strategy: “The Fund may invest in securities of small and large capitalization companies.”

Comment 4:	Please confirm whether “Middle Capitalization Company Risk” should be listed as a principal risk of the Sterling Capital Behavioral Small Cap Value Equity Fund.

Response:

Middle Capitalization Company Risk has been added as a principal risk of the Fund. In addition, the following sentence has been added to the Fund’s Principal Strategy: “The Fund may invest in securities of middle and large capitalization companies.”

Comment 5:

The Principal Strategy discussion of the Sterling Capital Special Opportunities Fund provides that the Fund may invest in foreign companies, including American Depositary Receipts. Please consider whether adding a separate risk related to investments in emerging markets would be appropriate.

Response:	Emerging markets risk is not a principal risk of the Fund at this time.

Comment 6:

The Principal Strategy discussion of the Sterling Capital Equity Income Fund currently describes the type of equity securities in which the Fund may invest, but does not specifically state the capitalization range of securities in which the Fund intends to invest. Please revise the Fund’s investment strategy to state the capitalization range of securities in which the Fund intends to invest.

Ms. Stephanie Hui	January 27, 2015

Response:

The Fund may invest in securities of any capitalization range. The following statement has been added to the Fund’s Principal Strategy: “The Fund may invest in securities of issuers of any capitalization range.” In addition, Small Company Risk and Middle Capitalization Company Risk have been added as principal risks of the Fund.

Comment 7:

The Principal Strategy discussion of the Sterling Capital Equity Income Fund provides that the Fund may invest in foreign companies, including American Depositary Receipts. Please consider whether adding a separate risk related to investments in emerging markets would be appropriate.

Response:	Emerging markets risk is not a principal risk of the Fund at this time.

Comment 8:

The Principal Strategy discussion of the Sterling Capital Long/Short Equity Fund provides that the Fund may invest in foreign companies, including American Depositary Receipts. Please consider whether adding a separate risk related to investments in emerging markets would be appropriate.

Response:	Emerging markets risk is not a principal risk of the Fund at this time.

Comment 9:

The Principal Strategy discussion of the Sterling Capital/Long Short Equity Fund provides that the Fund invests in derivative instruments. Please add disclosure regarding how such derivative instruments will be used.

Response:

The relevant disclosure in the Fund’s Principal Strategy has been revised as follows (new disclosure bolded): “In addition to investments in equity securities of any type, the Fund may use derivative instruments (including options, futures and swaps). The Fund typically takes short positions in equity securities and may purchase put options on individual securities or baskets of securities (e.g., ETFs). From time to time the Fund may use calls or puts to take advantage of a directional move in the price of an underlying stock or ETF. The Fund may also engage in put spreads as a component of a hedging strategy.”

If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,

/s/ Molly Moore

Molly Moore